UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

Commission file number: 001-32635

BIRKS GROUP INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal, Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

CONTENTS

The following documents of the Registrant are submitted herewith:

		Page

99.1	Unaudited Condensed Consolidated Balance Sheets as of September 24, 2016 and March 26, 2016	5

99.2	Unaudited Condensed Consolidated Statements of Operations for the twenty-six week periods ended September 24, 2016 and September 26, 2015	6

99.3	Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss) for the twenty-six week periods ended September 24, 2016 and September 26, 2015	7

99.4	Unaudited Condensed Consolidated Statement of Stockholders’ Equity for the twenty-six week period ended September 24, 2016	8

99.5	Unaudited Condensed Consolidated Statements of Cash Flows for the twenty-six week periods ended September 24, 2016 and September 26, 2015	9

99.6	Notes to the Unaudited Condensed Consolidated Financial Statements	10

99.7	Management’s Discussion and Analysis of Financial Condition and Results of Operations	18

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS GROUP INC.
(Registrant)

	By:	/s/ Pasquale (Pat) Di Lillo
Pasquale (Pat) Di Lillo
Date: November 16, 2016		Vice President, Chief Financial & Administrative Officer

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Unaudited Condensed Consolidated Balance Sheets as of September 24, 2016 and March 26, 2016

Exhibit 99.2	Unaudited Condensed Consolidated Statements of Operations for the twenty-six week periods ended September 24, 2016 and September 26, 2015

Exhibit 99.3	Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss) for the twenty-six week periods ended September 24, 2016 and September 26, 2015

Exhibit 99.4	Unaudited Condensed Consolidated Statement of Stockholders’ Equity for the twenty-six week period ended September 24, 2016

Exhibit 99.5	Unaudited Condensed Consolidated Statements of Cash Flows for the twenty-six week periods ended September 24, 2016 and September 26, 2015

Exhibit 99.6	Notes to the Unaudited Condensed Consolidated Financial Statements

Exhibit 99.7	Management’s Discussion and Analysis of Financial Condition and Results of Operations

EXHIBIT 99.1

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)

	As of
	September 24, 2016	March 26, 2016
Assets
Current assets:
Cash and cash equivalents	$3,900	$2,344
Accounts receivable, net	10,087	10,293
Inventories	142,814	137,839
Prepaids and other current assets	2,267	1,793

Total current assets	159,068	152,269
Property and equipment	29,201	29,419
Intangible assets	747	792
Other assets	483	493

Total non-current assets	30,431	30,704

Total assets	$189,499	$182,973

Liabilities and Stockholders’ Equity
Current liabilities:
Bank indebtedness	$73,283	$62,431
Accounts payable	48,329	46,730
Accrued liabilities	7,751	9,040
Current portion of long-term debt	4,824	5,634

Total current liabilities	134,187	123,835

Long-term debt	44,519	46,651
Other long-term liabilities	4,852	4,783

Total long-term liabilities	49,371	51,434

Stockholders’ equity:
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 10,242,911	30,988	30,988
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970	38,613	38,613
Preferred stock – no par value, Unlimited shares authorized, none issued	—	—
Additional paid-in capital	16,276	16,216
Accumulated deficit	(80,839)	(78,849)
Accumulated other comprehensive income	903	736

Total stockholders’ equity	5,941	7,704

Total liabilities and stockholders’ equity	$189,499	$182,973

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

EXHIBIT 99.2

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	26 weeks ended September 24, 2016	26 weeks ended September 26, 2015
Net sales	$129,727	$133,997
Cost of sales	80,202	82,369

Gross profit	49,525	51,628

Selling, general and administrative expenses	43,907	45,622
Restructuring charges	—	637
Depreciation and amortization	2,705	2,533
Gain on sale of assets	—	(3,229)

Total operating expenses	46,612	45,563

Operating income	2,913	6,065
Interest and other financial costs	4,719	5,185

Income (loss) before income taxes	(1,806)	880
Income tax expense	184	50

Net income (loss)	$(1,990)	$830

Weighted average common shares outstanding, basic and diluted	17,961	17,961

Net income (loss) per common share, basic and diluted	$(0.11)	$0.05

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

EXHIBIT 99.3

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

	26 weeks ended September 24, 2016	26 weeks ended September 26, 2015
Net income (loss)	$(1,990)	$830
Other comprehensive income (loss):
Foreign currency translation adjustments (1)	167	(706)

Total comprehensive income (loss)	$(1,823)	$124

(1)	Item that may be reclassified to the Statement of Operations in future periods.

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

EXHIBIT 99.4

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(In thousands of dollars)

	Shares of voting common stock outstanding	Voting common stock	Additional paid-in capital	Retained earnings (Accumulated deficit)	Accumulated other comprehensive income (loss)	Total
Balance at March 26, 2016	17,960,881	$69,601	$16,216	$(78,849)	$736	$7,704
Net income (loss)	—	—	—	(1,990)	—	(1,990)

Cumulative translation adjustment	—	—	—	—	167	167

Total comprehensive income (loss)	—	—	—	—	—	(1,823)
Compensation expense resulting from stock options granted to management	—	—	60	—	—	60

Balance at September 24, 2016	17,960,881	$69,601	$16,276	$(80,839)	$903	$5,941

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

EXHIBIT 99.5

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	26 weeks ended September 24, 2016	26 weeks ended September 26, 2015
Cash flows used in operating activities:
Net Income (loss)	$(1,990)	$830
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	2,725	2,558
Accretion of debt costs	470	465
Other operating activities, net	374	(14)
Gain on sale of assets	—	(3,229)
(Increase) decrease in:
Accounts receivable	273	(1,794)
Inventories	(4,482)	(4,964)
Prepaids and other current assets	(460)	387
Increase (decrease) in:
Accounts payable	1,548	(2,349)
Accrued liabilities and other long-term liabilities	(1,594)	371

Net cash used in operating activities	(3,136)	(7,739)

Cash flows used in investing activities:
Additions to property and equipment	(2,347)	(3,252)
Additions to intangibles	(7)	(12)
Proceeds from sale of assets (net of fees of $0.2 million)	—	4,072

Net cash provided by (used in) investing activities	(2,354)	808

Cash flows (used in) provided by financing activities:
Increase in bank indebtedness	10,352	8,112
Repayment of obligations under capital leases	(1,248)	(1,086)
Payment of loan origination fees and costs	(4)	(169)
Repayment of long-term debt	(2,048)	(715)
Proceeds from long-term debt issuance	—	2,500

Net cash provided by financing activities	7,052	8,642
Effect of changes in exchange rate on cash and cash equivalents	(6)	(62)

Net increase in cash and cash equivalents	1,556	1,649
Cash and cash equivalents, beginning of period	2,344	2,356

Cash and cash equivalents, end of period	$3,900	$4,005

Supplemental disclosure of cash flow information:
Interest paid	$4,436	$4,304
Non-cash transactions:
Property and equipment additions included in accounts payable and accrued liabilities	$1,011	$2,062

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

EXHIBIT 99.6

BIRKS GROUP INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The unaudited condensed consolidated financial statements (“financial statements”) of Birks Group Inc. (“Birks Group” or the “Company”) include the accounts of the Canadian parent company Birks Group Inc. and its wholly-owned subsidiary, Mayor’s Jewelers, Inc. (“Mayors”). These unaudited condensed consolidated financial statements are prepared in U.S. dollars and do not include all of the information and footnotes required by accounting principles generally accepted in the U.S. for complete financial statements. All significant intercompany accounts and transactions have been eliminated in consolidation.

The financial statements of the Company in this report for the twenty-six week periods ended September 24, 2016 and September 26, 2015 have not been audited. In the opinion of management, all adjustments considered necessary for a fair presentation of the financial position, results of operations and cash flows for the interim period have been made. The results of operations are not necessarily indicative of the results of operations for the full year or any other interim period. These statements should be read in conjunction with the Consolidated Financial Statements and notes thereto included in the Annual Report on Form 20-F for the fiscal year ended March 26, 2016, filed with the U.S. Securities and Exchange Commission (“SEC”) on June 30, 2016.

Annually, the Company’s fiscal year ends on the last Saturday of March. The Company refers to the prior fiscal year ended March 26, 2016 as fiscal 2016, and the current fiscal year ending March 25, 2017 as fiscal 2017. Fiscal 2017 and fiscal 2016 each consist of fifty-two week periods.

Significant Accounting Policies

These financial statements have been prepared in accordance with generally accepted accounting principles in the U.S. (“GAAP”). These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. The most significant estimates relate to the valuation of inventories, accounts receivable and deferred tax assets as well as the recoverability of long-lived assets and assumptions and estimates used in assessing the Company’s ability to continue as a going concern, including the substantial doubt assessment of the going concern assumption. Actual results could differ from these estimates. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements relative to current conditions and records the effect of any necessary adjustments in the period in which the change in estimate is made.

Future Operations

These financial statements have been prepared on a going concern basis in accordance with generally accepted accounting principles in the U.S. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company’s ability to fund its operations and meet its cash flow requirements in order to fund its operations is dependent upon its ability to maintain profitable operations as well as maintaining specified excess availability levels under its senior secured revolving credit facility and its senior secured term loan and adhering to certain financial covenants described in note 7.

The impact of the Company’s financial performance in the second half of fiscal 2017 and the level of capital expenditure requirements related to renewing store leases, mostly in Canada, will have an impact on the Company’s ability to generate cash flows from its operating and investing activities and from funds available under its credit agreements, which could be insufficient to fund its future operations, including capital expenditures, or repay debt when it becomes due.

The Company incurred a net loss of $2.0 million for the 26-week period ended September 24, 2016. In fiscal 2016, the Company reported net income of $0.8 million for the 26-week period ended September 26, 2015 and $5.4 million for the year ended March 26, 2016. Maintenance of sufficient availability of funding through an adequate amount of committed financing is necessary for the Company to fund its day-to-day operations. The Company’s ability to make scheduled payments of principal, or to pay the interest or additional interest, if any, or to fund planned capital expenditures and store operations will depend on its ability to maintain adequate levels of available borrowing and its future performance, which to a certain extent, is subject to general economic, financial, competitive, legislative and regulatory factors, as well as other events that are beyond the Company’s control.

Approximately 28% of the Company’s store leases are renewable within the next two years. The Company’s capital expenditure requirements relating to renewing store leases is such that approximately 13% of all store leases require capital expenditures in the next two years.

The Company funds its operation primarily through committed financings under its secured credit facilities and term loans. Under the terms of its amended senior credit facilities, the Company is required to maintain minimum adjusted EBITDA levels (calculated on a twelve-month rolling basis as defined in the agreement) if the Company’s availability under its senior secured revolving credit facility is below $8.0 million for any five consecutive business days. Failure to meet the minimum adjusted EBITDA covenant in the event that availability falls below $8.0 million as described above is considered an event of default, that could result in the outstanding balances borrowed under the Company’s senior secured term loan and senior secured revolving credit facility becoming due immediately, and will result in cross defaults on the Company’s other borrowings. As part of the amendments to the senior secured credit facilities entered into in fiscal 2016, the minimum adjusted EBITDA levels were reduced for the months of October 2015 through July 2017 to reflect the impact of the weaker Canadian dollar. As the Company is forecasting to have excess availability of at least $8.0 million throughout November 2017, it does not expect that the minimum adjusted EBITDA financial covenant will need to be tested.

In addition, the Company’s senior secured revolving credit facility administrative agent may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under the Company’s senior secured revolving credit facility (customary for asset-based loans) at their reasonable discretion to: i) ensure that the Company maintains adequate liquidity for the operation of its business, ii) cover any deterioration in the amount or value of the collateral, and iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that the Company’s senior secured revolving credit facility administrative agent may impose at its reasonable discretion.

The Company is currently in advanced negotiations to amend the terms of its $110.0 million senior secured revolving credit facility to extend the maturity from August 2017 to November 2021. The Company also expects to amend the terms of its senior secured term loan to extend the maturity from August 2018 to May 2021 and to reduce the senior secured term loan amount from $33.0 million to $28.0 million, with the $5.0 million reduction in the senior secured term loan expected to be borrowed under the senior secured revolving credit facility. In addition, as part of the proposed amendments to the senior secured revolving credit facility and the senior secured term loan, the minimum excess availability levels required to be maintained by the Company is expected to be reduced from $8.0 million under the current agreements to $6.0 million. The proposed amendments to the senior secured revolving credit facility and the senior secured term loan are also expected to include a reduction to the minimum adjusted EBITDA levels and to reduce the seasonal availability blocks imposed from December 20th to January 20th of each year from $12.5 million to $11.5 million and from January 21st to February 10th from $5.0 million to $4.0 million. Failure to meet the minimum adjusted EBITDA covenant in the event that availability falls below $6.0 million will still be considered an event of default under the proposed amended agreements, that could result in the outstanding balances borrowed under the Company’s senior secured term loan and senior secured revolving credit facility becoming due immediately, which would result in cross defaults on the Company’s other borrowings. Although the Company is in negotiations to amend the terms of its senior secured revolving credit facility and senior secured term loan, there can be no assurances that the amendments will be completed. The Company’s inability to amend the terms of the senior secured revolving credit facility and senior secured term loan could have an adverse impact on the Company’s operations and thus on the operating results and financial position.

The Company believes that it will be able to adequately fund its operations and meet its cash flow requirements for at least the next twelve months. This determination, however, could be impacted by future economic, financial and competitive factors, as well as other future events that are beyond the Company’s control. If any of these factors or events result in operating performance being significantly lower than is currently forecasted, or if the Company’s senior lenders impose additional restrictions on its ability to borrow on the Company’s collateral, or if the Company does not maintain positive excess availability under its senior secured revolving credit facilities which is an event of default and the lenders exercise their right to demand repayment of balances owed under these credit facilities, there could be substantial doubt about the Company’s ability to continue as a going concern, and its capacity to realize the carrying value of its assets and repay its existing and future obligations as they generally become due without obtaining additional financing which may not be available as explained above. These financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate.

2.	Recent Accounting Pronouncements

Recent Accounting Pronouncements adopted during the period:

In April 2015, the FASB issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected. The Company has adopted this new guidance as of March 27, 2016 on a retrospective basis and has adjusted the balance sheet of each individual period presented to reflect the period-specific effects of applying the new guidance. This ASU has impacted the Company’s balance sheet presentation by reclassifying deferred financing costs of $1.2 million as at September 24, 2016 and $1.7 million as at March 26, 2016 which were previously accounted for as an asset, as a reduction of the debt liability.

In April 2015, the FASB issued ASU 2015-05 – Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement (an update to Subtopic 350-40, Intangibles – Goodwill and Other – Internal-Use Software ), which provides guidance on accounting for cloud computing fees and states that if a cloud computing arrangement includes a software license, then the license element of the arrangement should be accounted for in a manner consistent with the acquisition of other software licenses, whereas if a cloud computing arrangement does not include a software license, the arrangement should be accounted for as a service contract. The guidance was adopted by the Company in fiscal year 2017. The Company has elected to apply this standard retrospectively as a result of the Company engaging a leading provider of intelligent business solutions to enterprise and mid-market companies for the implementation of a range of solutions based upon Microsoft Dynamics AX in March 2016. This ASU did not have a material impact on the prior year financial statements. Up-front payments related to the software license and other costs incurred related to enhancing and configuring the new system are included in prepaid and other current assets.

Recent Accounting Pronouncements not yet adopted:

In May 2014, the FASB issued ASU 2014-09 - Revenue from Contracts with Customers (Topic 606), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. In 2016, the FASB issued three additional ASUs to provide clarification to Topic 606. The ASUs will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for the Company for its fiscal year beginning after December 15, 2017. Early application is permitted only as of annual reporting periods beginning after December 15, 2016. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the impact of adopting these standards will have on its consolidated financial statements and related disclosures. The Company has not yet selected a transition method.

In August 2014, the FASB issued ASU 2014-15 - Presentation of Financial Statements – Going Concern, which defines management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and provide related disclosures. This ASU provides guidance to an organization’s management, with principles and definitions to reduce diversity in the timing and content of financial statement disclosures commonly provided by organizations. This ASU is effective for annual periods ending after December 15, 2016 and interim periods thereafter. Management is currently evaluating the impact the adoption of this guidance will have on the Company’s financial position and results of operations.

In July 2015, the FASB issued ASU 2015-11 – Inventory (Topic 330): Simplifying the Measurement of Inventory, which states an entity should measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. This amendment applies to all inventory that is measured using the average costs or first-in first-out (FIFO) methods. This supersedes prior guidance which allowed entities to measure inventory at the lower of cost or market, where market could be replacement cost, net realizable value or net realizable value less an approximately normal profit margin. This ASU is effective for interim and annual periods beginning after December 15, 2016. The amendments should be applied prospectively and earlier application is permitted. Management does not expect that the adoption of this standard will have a material effect on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02 - Leases (Topic 842). The new guidance primarily impacts lessee accounting by requiring the recognition of a right-of-use asset and a corresponding lease liability on the balance sheet for long-term lease agreements. The lease liability will be equal to the present value of all reasonably certain lease payments. The right-of-use asset will be based on the liability, subject to adjustment for initial direct costs. Lease agreements that are 12 months or less are permitted to be excluded from the balance sheet. In general, leases will be amortized on a straight-line basis with the exception of finance lease agreements. ASU 2016-02 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2018, with early adoption permitted. Management is currently evaluating the impact the adoption of this guidance will have on the Company’s financial position and results of operations.

In June 2016, the FASB issued ASU 2016-13 - Financial Instruments – Credit Losses (Topic 326), which amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. For assets held at amortized cost, the new guidance eliminates the probable initial recognition threshold in current GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available for sale debt securities, ASU 2016-13 will require that credit losses be presented as an allowance rather than as a write-down. ASU 2016-13 will affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables and any other financial assets not excluded from the scope that have the contractual right to receive cash. ASU 2016-13 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2019. Management is currently evaluating the impact the adoption of this guidance will have on the Company’s financial position and results of operations.

In August 2016, the FASB issued ASU 2016-15 - Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments (Topic 230). The new guidance primarily addresses the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. The following eight specific cash flows issues are addressed: Debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (COLIs) (including bank-owned life insurance policies (BOLIs)); distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. ASU 2016-15 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Management is currently evaluating the impact the adoption of this guidance will have on the Company’s financial position and results of operations.

3.	Income Taxes

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of September 24, 2016, the Company had no accrued interest related to uncertain tax positions due to available tax loss carry forwards. The tax years 2012 through 2016 remain open to examination in the major tax jurisdictions in which the Company operates.

The Company recorded no income tax benefit for the twenty-six week period ended September 24, 2016 and for the comparable period ended September 26, 2015. This is due to the Company recording a 100% valuation allowance against the value of its net deferred tax assets, as a result of the Company’s inability to reach the required conclusion that it would be able to more likely than not realize the value of both its U.S. and Canadian deferred tax assets in the future. As of September 24, 2016, the Company had recorded a valuation allowance of $56.1 million (March 26, 2016 - $57.3 million) against the full value of the Company’s net deferred tax assets.

4.	Net Income (loss) Per Common Share

For the twenty-six week period ended September 24, 2016, the Company’s net loss per common share on a basic and diluted basis was ($0.11). Excluded from the computation of net income per diluted share were 656,789 shares underlying stock options and 382,693 shares underlying outstanding warrants due to their antidilutive effect.

For the twenty-six week period ended September 26, 2015, the Company’s net income per common share on a basic and diluted basis was $0.05. Excluded from the computation of net income per diluted share were 676,789 shares underlying outstanding stock options and 382,693 shares underlying outstanding warrants due to their antidilutive effect.

5.	Inventories

Inventories are summarized as follows:

	As of September 24, 2016	As of March 26, 2016
	(In thousands)
Raw materials	$5,312	$4,301
Work in progress	66	95
Retail inventories and manufactured finished goods	137,436	133,443

	$142,814	$137,839

6.	Sale of assets

On August 4, 2015, the Company sold the assets of its corporate sales division for $4.3 million. The disposal was consistent with the Company’s long-term strategy to concentrate on its retail operations and develop its Birks product brand through its current retail network, as well as internationally through other channels, and to concentrate the Company’s resources and efforts on its core activities. On August 4, 2015, the carrying amount of the major classes of assets that were sold was comprised primarily of inventory of $0.8 million, resulting in a gain on disposal of assets in the amount of approximately $3.2 million. Furthermore, as part of the agreement, the Company supplies the purchaser, with Birks-branded time pieces and jewelry and receives ongoing royalty payments from the purchaser, related to sales of all Birks-branded products. The purchaser has agreed to purchase a minimum aggregate amount of $4.5 million for the first three years, and $2.0 million per year for each contract year thereafter for a period of 7 years.

7.	Bank Indebtedness and Long-term Debt

As of September 24, 2016 and March 26, 2016, bank indebtedness consisted solely of amounts owing under the Company’s senior secured revolving credit facility. The senior secured revolving credit facility is collateralized by substantially all of the Company’s assets. The Company’s ability to fund its operations and meet its cash flow requirements is dependent upon its ability to maintain positive excess availability under its senior secured revolving credit facility. The Company’s excess borrowing capacity was $12.4 million as of September 24, 2016 and $16.2 million as of March 26, 2016. The Company met its excess availability requirements throughout the 26-week period ended September 24, 2016.

Under the terms of the amended senior secured facilities, the Company is required to maintain minimum adjusted EBITDA levels (calculated on a twelve month rolling period as defined in the agreements) if and only if, for any five consecutive business days, its availability under the senior secured revolving credit facility falls below $8.0 million. Failure to meet the minimum adjusted EBITDA levels if the Company’s availability is below $8.0 million for any five consecutive business days, is considered an event of default which could result in the outstanding balances borrowed under the senior secured term loan and senior secured revolving credit facility becoming due immediately. As part of the amendments to the senior secured credit facilities entered into in fiscal 2016, the minimum adjusted EBITDA levels were reduced for the months of October 2015 through July 2017 to reflect the impact of the weaker Canadian dollar.

Under the terms of the amended senior secured facilities, the senior secured revolving credit facility administrative agent may, at any time, impose various reserves which would lower the level of borrowing availability under the Company’s senior secured revolving credit facility (customary for asset-based loans), at their reasonable discretion, to: i) ensure that the Company maintains adequate liquidity for the operation of its business, ii) cover any deterioration in the amount or value of the collateral, and iii) reflect impediments to the senior secured lenders to realize upon the collateral.

There is no limit to the amount of discretionary reserves that the Company’s senior secured revolving credit facility administrative agent may impose at its reasonable discretion. No discretionary reserves were imposed during fiscal 2016 and the first half of fiscal 2017 by the Company’s senior secured revolving credit facility administrative agent. While the Company’s senior secured revolving credit facility lenders or their administrative agent have not historically imposed such a restriction, it is uncertain whether conditions could change and cause such a reserve to be imposed in the future. In addition, the value of the Company’s inventory is periodically assessed by its senior secured lenders and based upon these reviews the Company’s borrowing capacity could be significantly increased or decreased. Another factor impacting the Company’s excess availability includes, among other things, changes in the U.S. and Canadian dollar exchange rate, which could increase or decrease the Company’s borrowing availability. As of September 24, 2016, every 100 basis point strengthening or weakening of the Canadian versus the U.S. dollar would cause an approximately $84,000 increase or decrease, respectively, in the amount of excess availability.

Furthermore, a $12.5 million and a $5.0 million seasonal availability block is imposed by the senior secured revolving credit facility administrative agent and the senior secured term loan administrative agent each year from December 20th to January 20th and from January 21st to February 10th, respectively.

Both the Company’s senior secured revolving credit facility and the senior secured term loan are subject to cross default provisions with all other loans pursuant to which if the Company is in default of any other loan, the Company will immediately be in default of both the senior secured revolving credit facility and the senior secured term loan.

The senior secured revolving credit facility also contains limitations on the Company’s ability to pay dividends, more specifically, among other limitations, the Company can pay dividends only at certain excess borrowing capacity thresholds and the aggregate dividend payment for the twelve-month period ended as of any fiscal quarter cannot exceed 33% of the consolidated net income for such twelve-month period. Additionally, the Company is required to maintain a fixed charge coverage ratio of at least 1.30 to 1.00 and a minimum excess availability of $30 million in order to qualify for payment of dividends. Besides these financial covenants related to paying dividends, the terms of this facility provide that no financial covenants are required to be met other than already described.

The term loans with Investissement Québec require the Company on an annual basis to have a working capital ratio of at least 1.15 and an adjusted long-term debt to adjusted net assets ratio below 2.5. On March 7, 2016, the Company obtained a waiver from Investissement Québec with respect to the requirement to meet the adjusted long-term debt to adjusted net assets ratio for fiscal 2017.

8.	Restructuring Costs

In fiscal 2015, the Company provided its senior secured lenders with an operational restructuring plan to reduce corporate overhead costs, improve profitability and drive efficiency within the organization. The restructuring plan included consolidating most of the Company’s corporate administrative workforce from its regional office in Tamarac, Florida to its Montreal, Québec corporate head office. Restructuring costs were nil and $0.6 million for the twenty-six week period ended September 24, 2016 and September 26, 2015, respectively.

9.	Segmented Information

The Company has two reportable segments, Retail and Other. Retail is comprised of the Company’s retail operations in the U.S. and Canada on a combined basis. In Canada, the Company operates stores under the Birks brand except for two stores operated under the Brinkhaus brand. In the Southeastern U.S., the Company operates stores under the Mayors brand except for one store operated under the Rolex brand. Other consists primarily of our e-commerce business, gold exchange business, which purchases gold and other precious metals from clients and refines the metals purchased, wholesale business and until August 2015 the corporate sales division which was sold.

The two segments are managed and evaluated separately based on gross profit. The accounting policies used for each of the segments are the same as those used for the consolidated financial statements. Inter-segment sales are made at amounts of consideration agreed upon between the two segments and intercompany profit is eliminated if not yet earned on a consolidated basis. The Company does not evaluate the performance of the Company’s assets on a segment basis for internal management reporting and, therefore, such information is not presented.

Certain information relating to the Company’s segments for the twenty-six week periods ended September 24, 2016 and September 26, 2015 is set forth below:

	RETAIL		OTHER		TOTAL
	26 weeks ended 9/24/16	26 weeks ended 9/26/15	26 weeks ended 9/24/16	26 weeks ended 9/26/15	26 weeks ended 9/24/16	26 weeks ended 9/26/15
	(In thousands)
Sales to external customers	$128,443	$131,526	$1,284	$2,471	$129,727	$133,997
Inter-segment sales	—	—	$6,755	$7,330	$6,755	$7,330
Unadjusted gross profit	$49,929	$52,034	$656	$1,472	$50,585	$53,506

The following table sets forth reconciliations of the segments’ gross profit to the Company’s consolidated gross profit for the twenty-six week periods ended September 24, 2016 and September 26, 2015:

	26 weeks ended September 24, 2016	26 weeks ended September 26, 2015
	(In thousands)
Unadjusted gross profit	$50,585	$53,506
Inventory provisions	(613)	(1,092)
Other unallocated costs	(500)	(889)
Adjustment of intercompany profit	53	103

Gross profit	$49,525	$51,628

The following table sets forth the Company’s operations in geographic markets in which it operates (dollars in thousands):

	26 weeks ended September 24, 2016	26 weeks ended September 26, 2015
Net sales
Canada	$54,851	$63,575
U.S.	74,876	70,422

Total revenues	$129,727	$133,997

	September 24, 2016	September 26, 2015
Long-lived assets
Canada	$19,563	$18,006
U.S.	10,121	11,958

Total long-lived assets	$29,684	$29,964

10.	Subsequent events

The Company entered into an agreement effective November 1, 2016, with the new owner of the building which houses the Company’s corporate head office and its flagship store in Montreal, Québec, to terminate the existing lease agreement for the building in advance of its expiry date in December, 2020 and to lease the premises for the Company’s flagship store at its current location. The Company will relocate the corporate head office to other premises in the Montreal downtown core. The early termination of the capital lease obligation and its related assets is expected to give rise to a non-cash gain of CAD $3.0 million.

EXHIBIT 99.7

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is designed to provide the reader of the financial statements with a narrative on our results of operations, financial position and liquidity, risk management activities, significant accounting policies and critical estimates, and the future impact of accounting standards that have been issued, but are not yet effective. MD&A is presented in the following sections: Overview, Critical Accounting Policies and Estimates, Results of Operations and Financial Condition. It is useful to read the MD&A in conjunction with the unaudited condensed consolidated financial statements and related notes thereto contained elsewhere in this document.

Annually, our fiscal year ends on the last Saturday of March. We refer to the prior fiscal year ended March 26, 2016 as fiscal 2016, and the current fiscal year ending March 25, 2017 as fiscal 2017. Fiscal 2017 and fiscal 2016 each consist of fifty-two week periods.

Overview

Birks Group is a leading operator of luxury jewelry and timepiece stores in North America. We operate our business in two geographic areas, Canada and the Southeastern U.S. We have two reportable segments, Retail and Other. Retail is comprised of our retail operations in the U.S. and Canada on a combined basis. In Canada, we operate stores under the Birks brand except for two stores operated under the Brinkhaus brand. In the Southeastern U.S., we operate stores under the Mayors brand except for one store operated under the Rolex brand. Other consists primarily of our e-commerce business, gold exchange business, which purchases gold and other precious metals from clients and refines the metals purchased, wholesale business and until August 2015 the corporate sales division which was sold.

Our net sales are comprised of revenues, net of discounts, excluding sales tax. Sales are recognized at the point of sale when merchandise is taken or shipped. Sales of consignment merchandise are recognized on a full retail basis at such time that the merchandise is sold. Revenues for gift certificates and store credits are recognized upon redemption. Revenue related to the Company’s purchases of gold and other precious metals from our customers is recognized when the Company delivers the goods and receives and accepts an offer from a refiner to purchase the gold and other precious metals. Customers use cash, checks, debit cards, third-party credit cards, private label and proprietary credit cards. The level of our sales is impacted by the number of sales transactions we generate and the size of our average retail sale.

Our operating costs and expenses are primarily comprised of cost of sales and selling, general and administrative expenses (“SG&A”). Cost of sales includes cost of merchandise, direct inbound freight, direct labor related to repair services, the costs of our design and creative departments, manufacturing costs, inventory shrink, damage and obsolescence, jewelry, watch and giftware boxes as well as depreciation and amortization of production facilities and production tools, dies and molds and product development costs. SG&A includes, among other things, all non-production payroll and benefits (including non-cash compensation expense), store and head office occupancy costs, overhead, credit card fees, information systems, professional services, consulting fees, repairs and maintenance, travel and entertainment, insurance, legal, human resource and training expenses. Occupancy, overhead and depreciation expenses are generally less variable relative to net sales than other components of SG&A such as credit card fees and certain elements of payroll, such as commissions. Another significant item in SG&A is marketing expenses, which includes marketing, public relations and advertising costs (net of amounts received from vendors for cooperative advertising) incurred to increase customer awareness of both the Company’s retail brands and the Birks product brand. Marketing has historically represented a significant portion of our SG&A. As a percentage of sales, marketing expense represented 2.8% of sales during the twenty-six week period ended September 24, 2016 and 3.4% of sales during the twenty-six week period ended September 26, 2015. Additionally, SG&A includes indirect costs such as freight, including inter-store transfers, receiving costs, distribution costs, and warehousing costs. The amounts of these indirect costs in SG&A were approximately $1.1 million during the twenty-six week period ended September 24, 2016 and $1.3 million during the twenty-six week period ended September 26, 2015. Depreciation includes depreciation and amortization of our stores and head office, including buildings, leasehold improvements, furniture and fixtures, computer hardware and software and automobiles.

Over the short-term, we may focus our efforts on those strategies and key drivers of our performance that are necessary in the current business climate, which include our ability to:

•	grow sales, gross margin rate and gross profits;

•	manage expenses and assets efficiently in order to optimize profitability and cash flow;

•	maintain flexible and cost effective sources of borrowings to finance our operations and growth strategies; and

•	develop the Birks product brand.

Over the long-term, we believe that the key drivers of our performance will be our ability to:

•	execute our merchandising strategy to increase net sales and maintain and expand gross margin by lowering discounts, developing and marketing higher margin exclusive and unique products, and further developing our internal capability to design, develop, manufacture or source products;

•	execute our marketing strategy to enhance customer awareness and appreciation of our two retail brands, Birks and Mayors, as well as our Birks product brand, and to maintain and eventually increase customer traffic, client acquisition and retention and net sales through regional and national advertising campaigns on television, billboards, print, catalog mailings, in-store events, community relations, media and public relations, partnerships with key suppliers, such as Mayors’ relationship with Rolex, and associations with prestige institutions;

•	continue to develop our Birks product brand through expansion of all sales channels including international channels of distribution and e-Commerce;

•	provide a superior client experience through consistent outstanding customer service that will ensure customer satisfaction and promote frequent customer visits, customer loyalty, and strong customer relationships; and

•	increase our retail stores’ average retail transaction, conversion rate, productivity of our store professionals and inventory and four-wall profitability.

Critical Accounting Policies and Estimates

Our Unaudited Condensed Consolidated Financial Statements have been prepared in accordance with GAAP, but do not include all of the information and footnotes required by GAAP for complete financial statements. Preparation of these statements requires management to make estimates and assumptions about future events and their impact on amounts reported in the financial statements and related notes. Some accounting estimates and policies have a significant impact on amounts reported in the financial statements. A summary of significant accounting estimates and policies and a description of accounting policies that are considered critical may be found in our Annual Report on Form 20-F for the fiscal year ended March 26, 2016 filed with the SEC on June 30, 2016, in the Notes to the Consolidated Financial Statements and the Critical Accounting Policies and Estimates section contained therein.

Results of Operations

Comparable Store Sales

We use comparable store sales as a key performance measure for our business. We do not include our non-retail store sales in comparable store calculations. Stores enter the comparable store calculation in their thirteenth full month of operation under our ownership. Stores that have been resized and stores that are relocated are evaluated on a case-by-case basis to determine if they are functionally the same store or a new store and then are included or excluded from comparable store sales, accordingly. Comparable store sales is calculated on a constant exchange rate basis and measures the percentage change in net sales for comparable stores in a period compared to the corresponding period in the previous year. If a comparable store is not open for the entirety of both periods, comparable store sales measures the change in net sales for the portion of time that such store was open in both periods. We believe that this measure provides meaningful information on our performance and operating results. However, readers should know that this financial measure has no standardized meaning as presented by GAAP and may not be comparable to similar measures presented by other companies.

The percentage increase (decrease) in comparable stores sales for the periods presented below is as follows:

	For the 26 weeks ended September 24, 2016	For the 26 weeks ended September 26, 2015
Canada	-11%	12%
United States	6%	-2%

Total	-2%	3%

Consolidated comparable store sales on a constant exchange rate basis1 have decreased by 2% for the 26 week period ended September 24, 2016, which is due primarily to an 11% decrease in Canadian comparable stores sales on a constant exchange rate basis. The decrease in our comparable store sales in Canada reflects a decrease in traffic and reduced discretionary spending, partially related to difficult economic conditions in Western Canada. The decrease is also a result of a lower average sale transaction driven by a decrease in sales of higher fine jewelry, partially offset by a higher conversion rate. The increase in comparable store sales in the U.S was primarily related to a higher average sale transaction driven by higher timepiece sales reflecting the success of our strategy to introduce new watch brands while expanding our offering of select watch and fine jewelry brands.

Twenty-Six Week Period Ended September 24, 2016 compared to the Twenty-Six Week Period Ended September 26, 2015

Net Sales

	For the 26 weeks ended September 24, 2016	For the 26 weeks ended September 26, 2015
	(In thousands)
Net Sales – Retail	$128,443	$131,526
Net Sales – Other	1,284	2,471

Total Net Sales	$129,727	$133,997

Total Net Sales for the twenty-six week period ended September 24, 2016 were $129.7 million, a decrease of $4.3 million, or 3%, from the twenty-six weeks ended September 26, 2015. The $4.3 million decrease in Total Net Sales is comprised of an increase of $4.4 million in sales in the U.S, offset by a decrease of $8.7 million in sales in Canada. On a constant exchange rate basis1, Total Net Sales decreased by $3.9 million, or 2%, comprised of a decrease in retail sales of $2.7 million, and a decrease in other sales of $1.2 million. The $2.7 million decrease in Net Sales – Retail reflects a 2% decrease in comparable store sales discussed above as well as $0.7 million of lower sales related to the closure of two store locations, partially offset by $0.8 million of increased sales associated with the relocation and reopening of one store location which was temporarily closed during part of the prior year period.

[1]	Non-GAAP measure. Refer to Non-GAAP measures on page 26.

The decrease in Net Sales – Other of $1.2 million primarily relates to the disposal of the corporate sales division in fiscal 2016

Gross Profit

	For the 26 weeks ended September 24, 2016	For the 26 weeks ended September 26, 2015
	(In thousands)
Gross Profit – Retail	$49,929	$52,034
Gross Profit – Other	(404)	(406)

Total Gross Profit	$49,525	$51,628

Total Gross Profit was $49.5 million, or 38.2% of net sales, during the twenty-six week period ended September 24, 2016, compared to $51.6 million, or 38.5% of net sales, during the comparable period last fiscal year. Excluding $0.3 million of lower gross profit resulting from the impact of translating the gross profit of the Canadian operations to U.S. dollars with a relatively weaker Canadian dollar, gross profit decreased $1.8 million compared to the prior fiscal year. The 30 basis point gross margin rate decrease was primarily attributable to product sales mix and increased sales promotions in Canada.

SG&A Expenses

SG&A expenses were $43.9 million, or 33.8% of net sales, for the twenty-six week period ended September 24, 2016, compared to $45.6 million, or 34.0% of net sales, for the twenty-six week period ended September 26, 2015. The decrease is mainly attributable to a $1.3 million reduction in compensation costs as well as a $0.8 million decrease in marketing spend, driven by the Company’s on-going cost containment initiatives, partially offset by higher occupancy costs driven by lease amendments entered into during the period.

Depreciation Expense

Depreciation and amortization expense for the twenty-six week period ended September 24, 2016 was $0.2 million greater than the same period in the prior fiscal year, primarily due to increased additions to property and equipment during the period.

Operating Expenses

Reported operating expenses for the twenty-six week period ended September 24, 2016 increased 2%. Adjusted operating expenses2, which exclude the prior fiscal year period’s non-recurring gain on the Company’s sale of its corporate sales division and restructuring costs incurred as part of the Company’s restructuring plan, decreased by 3% in the period, largely due to the Company’s continued cost containment efforts following its 2015 restructuring initiative.

Operating Income

Reported operating income for the twenty-six week period ended September 24, 2016 decreased by $3.2 million to $2.9 million mainly due to the non-recurring gain on sale of assets of the Company’s corporate sales division recorded in the equivalent prior fiscal year period. Adjusted operating income2, which excludes this gain and restructuring costs, was down $0.6 million.

[2]	Non-GAAP measure. Refer to Non-GAAP measures on page 26.

Interest and Other Financing Costs

Interest and other financing costs were $4.7 million for the twenty-six week period ended September 24, 2016, compared to $5.2 million for the same period in the prior fiscal year, due primarily to the decrease in long-term debt over the period as well as to lower foreign exchange losses on U.S dollar denominated debts held in Canada.

Income Tax Expense

We recorded an income tax expense of $184,000 for U.S. alternative minimum tax that cannot be offset by losses carry forward for the twenty-six week period ended September 24, 2016, compared to $50,000 for the twenty-six week period ended September 26, 2015. We have continued to record a 100% valuation allowance on the full value of the deferred tax assets generated from our U.S. and Canadian operations during these periods as the criteria for recognition of these assets was not met at September 24, 2016.

FINANCIAL CONDITION

Liquidity and Capital Resources

Our ability to fund our operations and meet our cash flow requirements in order to fund our operations is dependent upon our ability to maintain positive excess availability under our senior secured revolving credit facility. As of September 24, 2016, we had approximately $75.2 million outstanding on our $110 million senior secured revolving credit facility. Our excess borrowing capacity was $12.4 million as of September 24, 2016.

Our senior secured revolving credit facility along with our senior secured term loan are used to finance working capital and capital expenditures, provide liquidity to fund our day-to-day operations and for other general corporate purposes. The terms of our senior secured credit facilities require us to maintain positive excess availability at all times. The term of our senior secured revolving credit facility expires on August 22, 2017, while our senior secured term loan matures on August 22, 2018.

In November 2015, the Company executed an amendment to its senior secured credit facilities whereby the minimum adjusted EBITDA levels (calculated on a twelve-month rolling basis as defined in the senior secured credit facilities) were also amended. The minimum adjusted EBITDA levels were reduced for the months of October 2015 through July 2017 to reflect the impact of the weaker Canadian dollar. The minimum adjusted EBITDA levels are tested only in the event the excess availability minimum of $8.0 million is not met for five consecutive business days. In the event that excess availability falls below $8.0 million and the minimum adjusted EBITDA levels are not met, an event of default exists, that could result in the outstanding balances borrowed under the Company’s senior secured credit facilities becoming due immediately. The Company’s excess borrowing capacity was above $8.0 million throughout the first half of the year.

The amended senior secured credit facilities still retain a $12.5 million, and a $5.0 million seasonal availability block imposed by the senior secured revolving credit facility administrative agent and the senior secured term loan administrative agent each year from December 20th to January 20th and from January 21st to February 10th, respectively.

Both our senior secured revolving credit facility and our senior secured term loan are subject to cross default provisions with all other loans pursuant to which if we are in default with any other loans, we will immediately be in default under our senior secured revolving credit facility and our senior secured term loan.

In addition, under the terms of the amended senior secured facilities, the senior secured revolving credit facility administrative agent may impose at any time, various reserves which would lower the level of borrowing availability under our senior secured revolving credit facility (customary for asset-based loans), at their reasonable discretion, to: i) ensure that we maintain adequate liquidity for the operation of our business, ii) cover any deterioration in the amount or value of the collateral, and iii) reflect impediments to the senior secured lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that our senior secured revolving credit facility administrative agent may impose at its reasonable discretion.

The Company is currently in advanced negotiations to amend the terms of its $110.0 million senior secured revolving credit facility to extend the maturity from August 2017 to November 2021. The Company also expects to amend the terms of its senior secured term loan to extend the maturity from August 2018 to May 2021 and to reduce the senior secured term loan amount from $33.0 million to $28.0 million, with the $5.0 million reduction in the senior secured term loan expected to be borrowed under the senior secured revolving credit facility. In addition, as part of the proposed amendments to the senior secured revolving credit facility and the senior secured term loan, the minimum excess availability levels required to be maintained by the Company is expected to be reduced from $8.0 million under the current agreements to $6.0 million. The proposed amendments to the senior secured revolving credit facility and the senior secured term loan are also expected to include a reduction to the minimum adjusted EBITDA levels and to reduce the seasonal availability blocks imposed from December 20th to January 20th of each year from $12.5 million to $11.5 million and from January 21st to February 10th from $5.0 million to $4.0 million. Failure to meet the minimum adjusted EBITDA covenant in the event that availability falls below $6.0 million will still be considered an event of default under the proposed amended agreements, that could result in the outstanding balances borrowed under the Company’s senior secured term loan and senior secured revolving credit facility becoming due immediately, which would result in cross defaults on the Company’s other borrowings. Although the Company is in negotiations to amend the terms of its senior secured revolving credit facility and senior secured term loan, there can be no assurances that the amendments will be completed. The Company’s inability to amend the terms of the senior secured revolving credit facility and senior secured term loan could have an adverse impact on the Company’s operations and thus on the operating results and financial position.

Our senior secured revolving credit facility and secured term loan contain limitations on our ability to pay dividends, more specifically, among other limitations, we can pay dividends only at certain excess borrowing capacity thresholds and the aggregate dividend payment for the twelve-month period ended as of any fiscal quarter cannot exceed 33% of the consolidated net income for such twelve-month period. Additionally, we are required to maintain a fixed charge coverage ratio of at least 1.30 to 1.00 and an excess availability of $30 million in order to qualify for payment of dividends.

Borrowings under our senior secured revolving credit facility for the periods indicated in the table below were as follows:

	26 Weeks Ended
	September 24, 2016	September 26, 2015
	(In thousands)
Senior secured revolving credit facility availability	$87,608	$83,782
Amount borrowed at month end	$75,213	$72,536

Excess borrowing capacity at month end	$12,395	$11,246

Average outstanding balance during the 26 weeks	$70,584	$70,321
Average excess borrowing capacity during the 26 weeks	$14,231	$11,442
Maximum borrowing outstanding during the 26 weeks	$76,174	$73,815
Minimum excess borrowing capacity during the 26 weeks	$9,121	$8,586
Weighted average interest rate for 26 weeks	3.3%	3.2%

The term loans with Investissement Québec require the Company on an annual basis to have a working capital ratio of at least 1.15 and an adjusted long-term debt to adjusted net assets ratio below 2.5. On March 7, 2016, the Company obtained a waiver from Investissement Québec with respect to the requirement to meet the adjusted long-term debt to adjusted net assets ratio for fiscal 2017.

The following table summarizes cash flows from operating, investing and financing activities:

	26 Weeks Ended
(in thousands)	September 24, 2016	September 26, 2015
Net cash provided by (used in):
Operating activities	$(3,136)	$(7,739)
Investing activities	(2,354)	808
Financing activities	7,052	8,642
Effect of changes in exchange rate on cash and cash equivalents	(6)	(62)

Net increase in cash and cash equivalents	$1,556	$1,649

Net cash used in operating activities for the twenty-six week period ended September 24, 2016 was $3.1 million compared to $7.7 million of net cash used in operating activities during the comparable period last year. The $4.6 million decrease in cash flows used in operating activities primarily relates to a decrease of approximately $3.6 million in the change in non-cash working capital items compared to the prior period, due primarily to improved management of working capital items.

Net cash used in investing activities was $2.3 million during the twenty-six week period ended September 24, 2016, compared to $0.8 million of net cash provided by investing activities for the twenty-six week period ended September 26, 2015. The $3.1 million change in cash flows related to investing activities is mainly attributable to proceeds from the sale of assets of the Company’s corporate sales division received in the prior period, partially offset by and a lesser amount of additions to property and equipment.

Net cash provided by financing activities was $7.0 million during the current twenty-six week period compared to $8.6 million for the twenty-six week period ended September 26, 2015. The $1.6 million decrease in cash flows from financing activities was primarily due to an increase of $1.3 million in repayments of long-term debt during the current twenty-six week period as compared to during the comparative period.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks. Market risk is the potential loss arising from adverse changes in market prices and rates. We have not entered into derivative or other financial instruments for trading or speculative purposes.

Interest Rate Risk

We are exposed to market risk from fluctuations in interest rates. Borrowings under the senior secured credit facility and the term loans from Investissement Québec bear interest at floating rates, which are based on LIBOR plus a fixed additional interest rate. As of September 24, 2016, we have not hedged these interest rate risks. As of September 24, 2016, we had approximately $105.4 million of floating-rate debt. Accordingly, our net income will be affected by changes in interest rates. Assuming a 100 basis point increase or decrease in the interest rate under our floating rate debt, our interest expense on an annualized basis would have increased or decreased, respectively, by approximately $1.0 million.

Currency Risk

While we report our financial results in U.S. dollars, a substantial portion of our sales are earned in Canadian dollars. For our operations located in Canada, non-Canadian currency transactions and assets and liabilities subject us to foreign currency risk. The statement of operations reflects a foreign exchange rate of 1.30 US/Cdn for the twenty-six week period ended September 24, 2016 compared to 1.27 for the twenty-six week period ended September 26, 2015. The balance sheet reflects a foreign exchange rate of 1.32 as at September 24, 2016 compared to 1.33 as at September 26, 2015. Conversely, for the operations located in the U.S., non-U.S. currency transactions and assets and liabilities subject us to foreign currency risk. For purposes of our financial reporting, our financial statements are reported in U.S. dollars by translating, where necessary, net sales and expenses from Canadian dollars at the average exchange rates prevailing during the period, while assets and liabilities are translated at period-end exchange rates, with the effect of such translation recorded in accumulated other comprehensive income. As a result, for purposes of our financial reporting, foreign exchange gains or losses recorded in earnings relate to non-Canadian dollar transactions of the operations located in Canada and non-U.S. dollar transactions of the operations located in the U.S. We expect to continue to report our financial results in U.S. dollars in accordance with GAAP. Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses. To mitigate the impact of foreign exchange volatility on our earnings, from time to time we may enter into agreements to fix the exchange rate of U.S. dollars to Canadian dollars. For example, we may enter into agreements to fix the exchange rate to protect the principal and interest payments on our U.S. dollar denominated debt and other liabilities held in our Canadian operation. If we do so, we will not benefit from any increase in the value of the Canadian dollar compared to the U.S. dollar when these payments become due. As of September 24, 2016, we had not hedged these foreign exchange rate risks. As of September 24, 2016, we had approximately $2.9 million of net liabilities subject to transaction foreign exchange risk related to changes in the exchange rate between the U.S. dollar and Canadian dollar, which would impact the level of our earnings if there were fluctuations in U.S. and Canadian dollar exchange rates. Assuming a 10 percent strengthening or weakening of the Canadian dollar in relationship to the U.S. dollar, as of September 24, 2016, our earnings would have increased or decreased, respectively, by approximately $0.4 million.

This analysis does not consider the impact of fluctuations in U.S. and Canadian dollar exchange rates on the translation of Canadian dollar results into U.S. dollars. In addition to the impact on earnings, fluctuations between the U.S. and Canadian dollar exchange rates impact the level of our borrowing availability under our senior secured credit facility which is denominated in U.S. dollars. Assuming a 10 percent strengthening or weakening of the Canadian dollar in relationship to the U.S. dollar as of September 24, 2016, our borrowing availability would have increased or decreased, respectively, by approximately $0.1 million. Changes in the exchange rates of Canadian dollars to U.S. dollars could also impact our Canadian sales and gross margin if the Canadian dollar strengthens significantly and impacts our Canadian consumers’ behavior.

Commodity Risk

The nature of our operations results in exposure to fluctuations in commodity prices, specifically diamonds, platinum, gold and silver. We monitor and, when appropriate, utilize derivative financial instruments and physical delivery contracts to hedge our exposure to risks related to the change in gold price. If we utilize derivative financial instruments, we would be exposed to credit-related losses in the event of non-performance by counter-parties to the financial instruments. In addition, if gold prices decrease below those levels specified in our various hedging agreements, we would lose the value of a decline in the price of the gold which could have an equal effect on our cost of sales. However, such gains may not be realized in future periods and our hedging activities may result in losses, which could be material. No hedging contracts existed as of September 24, 2016. Our retail sales and gross profit margins could also be impacted if prices of diamonds, platinum, gold or silver rise so significantly that our consumers’ behavior changes or if price increases cannot be passed onto our consumers.

FORWARD-LOOKING STATEMENTS

This interim report and other written reports and releases and oral statements made from time to time by the Company contain forward-looking statements which can be identified by their use of words like “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future, including without limitation, statements about our strategies for growth, expansion plans, sources or adequacy of capital, expenditures and financial results are forward-looking statements.

Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that the Company will meet the results projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) economic, political and market conditions, including the economies of the U.S. and Canada, which could adversely affect our business, operating results or financial condition, including our revenue and profitability, through the impact of changes in the real estate markets (especially in the state of Florida), changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (ii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (iii) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program; (iv) the Company’s ability to continue to borrow under its senior secured credit facilities and to meet the minimum adjusted EBITDA covenant, (v) the Company’s ability to negotiate amended terms of the senior secured credit facilities; (vi) the Company’s ability to maintain profitable operations as well as maintain specified excess availability levels under its senior secured revolving credit facility and its senior secured term loan, (vii) the Company’s financial performance in the second half of fiscal 2017 and the level of capital expenditures requirements related to renewing store leases,; and (viii) the Company’s ability to continue as a going concern. Information concerning factors that could cause actual results to differ materially is set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2016 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

NON-GAAP MEASURES

The Company reports information in accordance with U.S Generally Accepted Accounting Principles (“U.S GAAP”). The Company’s performance is monitored and evaluated using various sales and earnings measures that are adjusted to include or exclude amounts from the most directly comparable GAAP measure (“non-GAAP measures”). The Company presents such non-GAAP measures in reporting its financial results to investors and other external stakeholders to provide them with useful complimentary information which will allow them to evaluate the Company’s operating results using the same financial measures and metrics used by the Company in evaluating performance. The Company does not, nor does it suggest that investors and other external stakeholders should, consider non-GAAP measures in isolation from, or as a substitute for, financial information prepared in accordance with U.S GAAP. These non-GAAP measures may not be comparable to similarly-titled measures presented by other companies.

Constant currency sales

The Company evaluates its sales performance using non-GAAP measures which eliminates the foreign exchange effects of translating net sales and comparable store sales made in Canadian dollars to U.S dollars (constant exchange rate basis). Net sales and comparable store sales on a constant exchange rate basis are calculated by taking the current period’s sales in local currency and translating them into U.S dollars using the prior period’s foreign exchange rates. The Company believes that such measures provide useful supplemental information with which to assess the Company’s sales performance relative to the corresponding period in the prior year.

Adjusted operating expenses and adjusted operating income

The Company evaluates its operating earnings performance using financial measures which exclude expenses associated with operational restructuring plans and a non-recurring gain on disposal of the corporate sales division. The Company believes that such measures provide useful supplemental information with which to assess the Company’s results relative to the corresponding period in the prior year and can result in a more meaningful comparison of the Company’s performance between the periods presented. The table below provides a reconciliation of the non-GAAP measures presented to the most directly comparable financial measures calculated with GAAP.

Reconciliation of non-GAAP measures	26 weeks ended September 24, 2016				26 weeks ended September 26, 2015
($‘000)	GAAP	Restructuring costs (a)	Non-recurring gain (b)	Non-GAAP	GAAP	Restructuring costs (a)	Non-recurring gain (b)	Non-GAAP
Operating expenses and adjusted operating expenses	46,612	—	—	46,612	45,563	(637)	3,229	48,155
as a % of net sales	35.9%			35.9%	34.0%			35.9%
Operating income and adjusted operating income	2,913	—	—	2,913	6,065	637	(3,229)	3,473
as a % of net sales	2.2%			2.2%	4.5%			2.6%

(a)	Expenses associated with the Company’s operational restructuring plan.
(b)	Non-recurring gain on disposal of assets resulting from the Company’s sale of its corporate sales division in fiscal 2016.

The Company did not present such non-GAAP measures in prior years.